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                            January 31, 2023

       Jan Loeb
       Executive Chairman
       NovelStem International Corp.
       2255 Glades Road
       Suite 221A
       Boca Raton, FL 33431

                                                        Re: NovelStem
International Corp.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed January 26,
2023
                                                            File No. 000-22908

       Dear Jan Loeb:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G

       General

   1.                                                   Please provide a
detailed legal analysis of whether NewStem is    controlled primarily    by
                                                        Novelstem for purposes
of Rule 3a-1(a)(4) under the Investment Company Act of 1940.
                                                        Your analysis should
(i) apply any relevant Commission and staff guidance (including the no-action letter issued
to Health Communications Services, Inc. (pub. avail. Apr. 26,
                                                        1985)) on the meaning
of    controlled primarily    to your facts and (ii) provide specific
                                                        details about any
further indicia of control as between Novelstem and NewStem not already discussed in
prior responses.
 Jan Loeb
FirstName
NovelStemLastNameJan     Loeb
           International Corp.
Comapany
January 31,NameNovelStem
           2023             International Corp.
January
Page 2 31, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Morris DeFeo